Exhibit 5.03

[Faegre & Benson LLP Letterhead]

August 12, 2008

Public Service Company of Colorado
1225 17th Street
Denver, Colorado 80202

Re:                               $300,000,000 in Aggregate Principal Amount of Public Service Company of Colorado’s 5.80% First Mortgage Bonds, Series No. 18 due 2018 and $300,000,000 in Aggregate Principal Amount of Public Service Company of Colorado’s 6.50% First Mortgage Bonds, Series No. 19 due 2038

Ladies and Gentlemen:

We have acted as counsel for Public Service Company of Colorado, a Colorado corporation (the “Company”), in connection with the issuance of $300,000,000 aggregate in principal amount of the Company’s 5.80% First Mortgage Bonds, Series No. 18 due 2018 (the “Series No. 18 Bonds”) and $300,000,000 aggregate in principal amount of the Company’s 6.50% First Mortgage Bonds, Series No. 19 due 2038 (the “Series No. 19 Bonds” and, together with the Series No. 18 Bonds, the “Bonds”).  The Series No. 18 Bonds and the Series No. 19 Bonds will be issued pursuant to the Indenture, dated as of October 1, 1993 (the “Original Indenture”), as amended and supplemented, by and between the Company and U.S. Bank Trust National Association, as successor trustee (the “Trustee”), and Supplemental Indenture No. 18, dated as of August 1, 2008, by and between the Company and the Trustee (the “Supplemental Indenture” and, together with the Original Indenture, the “Indenture”).  The Bonds will be sold pursuant to the Underwriting Agreement, dated as of August 6, 2008 (the “Underwriting Agreement”), by and between the Company and Lehman Brothers Inc. and Goldman, Sachs & Co., acting as representatives of the several underwriters named therein (collectively, the “Underwriters”).

We have examined such documents, records and instruments as we have deemed necessary or appropriate for the purposes of this opinion.

Based on the foregoing, we are of the opinion that the Series No. 18 Bonds and the Series No. 19 Bonds, when they are executed by the Company and authenticated by the Trustee in accordance with the Indenture and issued and delivered to the Underwriters against payment therefor in accordance with the terms of the Underwriting Agreement, will be entitled to the benefits of the security provided by the Indenture, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other laws affecting creditors’ rights generally from time to time in effect and subject to general equity principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

Our opinion herein is limited to the laws of the State of Colorado and to property located in the State of Colorado.

We hereby consent to the filing of this opinion as Exhibit 5.03 to the Current Report on Form 8-K dated the date hereof filed by the Company and incorporated by reference into the Registration Statement on Form S-3, as amended (Reg. No. 333-141416) (the “Registration Statement”), filed by the Company to effect the registration of the Bonds under the Securities Act of 1933 (the “Act”) and to the reference to Faegre & Benson LLP under the caption “Legal Opinions” in the prospectus constituting a part of such Registration Statement.  In giving such consent, we do not hereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

Faegre & Benson LLP

By	/s/ Charles D. Calvin
Charles D. Calvin